Direct Line: 212.859.8735
Fax: 212.859.4000
michael.levitt@friedfrank.com

June 5, 2007
H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVR Energy, Inc.,
Registration Statement on Form S-1
File No. 333-137588
(the “Registration Statement”)
Dear Mr. Schwall:
This letter sets forth the response of CVR Energy, Inc. (the “Company” or “CVR Energy”) to the comment letter, dated May 29, 2007, of the staff of the Division of Corporation Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 7 to the Registration Statement (the “Registration Statement”). This letter is being filed with Amendment No. 7 to the Company’s Registration Statement.
Form S-1/A-6 filed May 2, 2007
General
1.	You continue to omit a substantial amount of information, which you are not entitled to omit under Rule 430A of the Securities Act. To the extent not addressed, please comply with comments 2, 3, 4, and 5 of our comment letter dated October 26, 2006. Once you provide the omitted information, we will need sufficient time to review it.
Response: The Company has included all of the information required by comments 2, 3, 4 and 5 of the Staff’s comment letter dated October 26, 2006. With respect to the price range on the front cover of the prospectus, the Company has disclosed and assumed throughout the prospectus that the initial public offering price will be $20 per share. However, based on discussions with the Company’s underwriters, the Company has omitted the price range from the cover of the prospectus. The Company understands that it must include a price range when a preliminary prospectus is distributed to investors, and expects to include a price range on the front cover, based on $20 as the currently assumed midpoint (the Company understands that the price range cannot exceed the greater of $2 and 10%). Other than the price range on the cover of the prospectus, all other information has been included in this amendment to the Registration Statement.
Nitrogen Fertilizer Limited Partnership, page 5
2.	Please define in context the term “economic interests.”
Response: The Company has deleted the term “economic” before interest throughout the Registration Statement. The revised disclosure clarifies that the Company will initially own all of the interests in the Partnership (other than the managing general partner interest and associated incentive distribution rights).
Organizational Structure, page 9
3.	We note the reference “A nominal limited partnership interest will be owned by a subsidiary of ours.” It is not clear whether the nominal interest has been reflected in the chart. We note that the asterisk associated with the nominal interest has been placed in the box that represents the Partnership. Please revise, if necessary, or explain.
Response: The Company has modified the chart on page 10 to clarify that Coffeyville Resources, LLC will own special general partner interests in the Partnership as well as a limited partner interest in the Partnership.
Risks Factors, page 23
We have a limited operating history as a stand-alone company, page 32
4.	We note that you have expanded the text of the risk factor to discuss the transfer of the nitrogen fertilizer business to a limited partnership. The transfer materially changes the way you do business and may impact the revenues you may generate from the nitrogen fertilizer business. Accordingly, discussing the transfer in conjunction with other aspects of your operations appears inappropriate. Discuss the transfer in a separate risk factor and under an appropriate subheading.
Response: The Company has revised the disclosure on page 32 to discuss the transfer of the nitrogen fertilizer business in its own risk factor under a separate subheading.
Both the petroleum and nitrogen, page 33
The petroleum and nitrogen fertilizer businesses may not be able to successfully implement, page 33
5.	Please revise to remove the mitigating statement, “Many of these capital projects were designed during period of strong profitability for refiners which may not continue at the time these projects are undertaken” and the mitigating clause “[w]e cannot assure.”
Response: The Company has revised the disclosure on page 34 in response to the Staff’s comment.
Our significant indebtedness may affect our ability to operate our business....page 35
6.	Please expand to discuss the impact of the partnership’s public or private offering on your credit facility. In this regard, we refer you to the disclosure under “Nitrogen Fertilizer Limited Partnership” on page 112.
Response: The Company has expanded the disclosure by adding a new risk factor on page 36 in response to the Staff’s comment.
Following the completion of this offering, the Goldman Sachs Funds and Kelso Funds will continue to control us....page 39
7.	Explain why the managing general partner may be incentivized to increase long-term capital expenditures, as opposed to other types of expenditures.
Response: The Company has revised the disclosure on page 40 (bottom paragraph) to state that the managing general partner, as owner of the incentive distribution rights, may be incentivized to maximize future cash flows by taking current actions which may be in its best interests over the long term. The disclosure on page 40 cross references to additional risk factors which discuss the managing general partner’s incentives. Disclosure on page 43 (top paragraph) states that (1) the managing general partner is incentivised to cause the Partnership to make capital expenditures for maintenance, which reduces operating surplus, rather than for improvement or expansion, which does not and (2) the managing general partner is also incentivized to cause the Partnership to make capital expenditures for maintenance before June 30, 2009 that it would otherwise have made at a later date, in order to reduce the operating surplus generated during that period. Disclosure on page 44 (third to last bullet on page) reiterates that the managing general partner can determine whether capital expenditures will be for maintenance or improvement.
We will not control or serve as the managing general partner of the Partnership, page 42
8.	Revise the subheading to briefly describe the resultant risk.
Response: The Company has revised the subheading on page 42 in response to the Staff’s comment.
Use of the limited partnership structure involves tax risks, page 49
9.	Please disclose whether you operate in any of the states that have adopted provisions or whose legislatures are considering provisions that subject partnerships to entity-level taxation.

Response: The Company has revised the disclosure on page 49 in response to the Staff’s comment.
Control of Fertilizer GP may be transferred to a third party without our consent....page 50
10.	Revise the subheading to briefly describe the resultant risk.
Response: The Company has revised the disclosure on page 50 in response to the Staff’s comment.
The Partnership may never seek or be able to consummate an initial public....page 50
11.	Likewise, revise the subheading to describe the resultant risk.
Response: The Company has revised the disclosure on page 50 in response to the Staff’s comment.
12.	Revise to remove the mitigating clause “[t]here can be no assurance.”
Response: The Company has revised the disclosure on page 51 in response to the Staff’s comment.
Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 62
13.	Please update your pro forma statement of operations to present the most recent fiscal year and the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required as contemplated by Rule 11-02(c)(2)(i) of Regulation S-X.
Response: The Company has updated the pro forma statement of operations to present the most recent fiscal year and interim period as required by Rule 11-02(c)(2)(i) of Regulation S-X. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2006 begins on page 63 and the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2007 begins on page 65.
14.	We note your footnote (c) to “reverse the $23.4 million loss on extinguishment of debt in connection with the refinancing of [y]our senior secured credit facility on December 28, 2006.” Please tell us why you believe this adjustment is directly attributable to the transaction, expected to have a continuing impact on the registrant, and factually supportable under Rule 11-02(b)(6) of Regulation S-X.
Response: The Company has removed the pro forma adjustment related to the loss on extinguishment of debt on page 64 in response to the Staff’s comment.
Unaudited Pro Forma Consolidated Balance Sheet, page 66
15.	Please update your pro forma balance sheet to present the most recent period for which a consolidated balance sheet of the registrant is required by Rule 3-01 of Regulation S-X as contemplated by Rule 11-02(c)(1) of Regulation S-X.

Response: The Company has updated the pro forma balance sheet on page 66 to present the most recent period for which a consolidated balance sheet of the registrant is required.
The Nitrogen Fertilizer Limited Partnership
16.	The disclosure in this section is essentially replicated later under “Transactions between CVR and the Partnership.” Combine these two sections so as to eliminate redundancy. Revise the combined section for clarity as the arrangements and potential transactions you seek to describe are extremely complex. Among other things, your disclosure should clearly set forth:
•	how you will determine the fair market value of the assets and operations between transferred to the partnership. In that regard, we note the discussion regarding the market valuations of recent MLPs. As part of your discussion, address how the terms of the sale of the fertilizer business to the partnership compares to those valuations;

•	the form of consideration to be received by CVR and how you determined the fair market value of that consideration. The financial impact to CVR if there is a public offering of the partnership or if the Senior GP Units are sold; and

•	the financial impact to the owners of the managing general partner if there is a public offering of the partnership.
Response: In response to the Staff’s comment, the Company has combined the two sections under the heading “Nitrogen Fertilizer Limited Partnership” beginning on page 213. The Company has also substantially reorganized the section in order to make it easier to read.
With respect to the fair market value of the managing general partner interest which will be sold by us to Coffeyville Acquisition III LLC, the Company has added disclosure on page 214 which explains how fair market value will be determined for the sale of the managing general partner interest.
With respect to the fair market value of the assets being transferred to the Partnership, the Company has added additional disclosure on page 214. The Company has not determined or disclosed the fair market value of the assets being transferred to the Partnership because it is contributing the fertilizer business to the Partnership in exchange for all of the interests in the Partnership. In other words, the Company is contributing one of its wholly owned subsidiaries to another one of its wholly owned subsidiaries (prior to the sale of the managing general partner interest).
With respect to the financial impact to the Company if there is a public offering of the Partnership or if the special GP units are sold, the Company has added additional disclosure on pages 215-216. The Company has also expanded the risk factors on pages 46-47 to describe the effects on the Company if the Partnership completes a public or private offering.
With respect to the financial impact to the owners of the managing general partner if there is a public offering of the partnership, the Company does not believe that any additional disclosure is necessary, as the rights of the managing general partner will not significantly change upon an offering by the Partnership.
17.	Most of the material terms of the partnership units have been left blank. Those terms will have to be completed prior to effectiveness and we will need sufficient time to consider that information prior to effectiveness.
Response: The Company has added the material terms of the partnership units throughout the “Nitrogen Fertilizer Limited Partnership” section beginning on page 213.
Description of Units
18.	We note the narrative description of how the special GP units will be converted into common GP units and subordinated GP units. To facilitate the reader’s understanding, provide tabular disclosure illustrating the conversion.
Response: The Company has added tabular disclosure illustrating the conversion on page 217 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 75
Nitrogen Fertilizer Limited Partnership, page 80
19.	We note your statement that “Using criteria in FIN No. 46R, management has determined that we are the primary beneficiary of the Partnership, although 100% of the managing general partner interest will be owned by our affiliates outside our reporting structure.” Please provide your FIN 46R primary beneficiary and VIE analysis to support your intent to consolidate the Partnership for financial reporting purposes.
Response: The Company considered paragraph 5c of FIN 46R, noted below, in determining whether or not the Partnership is a variable interest entity (VIE):
“5c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party’s obligations to absorb expected losses and rights to receive expected residual returns related to all of that party’s interests in the entity and not only to its equity investment at risk.”
     The Company believes that the voting rights of both CVR GP, LLC (the “Managing General Partner”), on the one hand, and CVR Special GP, LLC (the “Special General Partner”) and CVR LP, LLC (the “Organizational Limited Partner”), on the other, are not proportional to their obligations to absorb the expected losses and receive the expected residual returns of the Partnership. The Managing General Partner will manage the Partnership’s operations and activities, subject to the Special Partner’s approval rights over the appointment, termination of employment and compensation of the CEO and CFO of the Managing General Partner, not to be

unreasonably withheld (the CEO and CFO of the Managing General Partner initially will be the same CEO and CFO of the Company subject to a Management Services Agreement between the Company and the Partnership). The Organizational Limited Partner will have even fewer rights than the Special General Partner, consistent with its role as a limited partner. Because the Special General Partner and Organizational Limited Partner will be entitled to pro rata distributions and allocations of income and loss, with the Organizational Limited Partner’s respective interest being insignificant, and are both wholly owned subsidiaries of the Company, in the discussion that follows the Organizational Limited Partner is disregarded and can be thought of as a part of the Special General Partner.
     The losses of the Partnership will be absorbed first by the Special General Partner up to its capital account, which will be the fair market value of the net assets of the fertilizer business contributed to the Partnership by or on behalf of the Special General Partner, currently estimated to substantially exceed the expected losses of the Partnership. The Managing General Partner would not absorb any of the losses of the Partnership until the Special General Partner’s capital account is extinguished. Based on the estimated fair market value of the net assets of the fertilizer business contributed to the Partnership, it is clear that substantially all of the expected losses will be absorbed by the Special General Partner interest, the interest that does not manage the Partnership.
     Additionally, substantially all of the equity investment at risk is being contributed on behalf of the Special General Partner, with nominal amounts being contributed by the Managing General Partner.
     The Special General Partner is also expected to receive the majority, if not substantially all, of the expected residual returns of the Partnership through the Partnership’s cash distribution provisions. The Managing General Partner will not be entitled to any distributions until the aggregate adjusted operating surplus, as defined in the Partnership Agreement, generated by the Partnership during the period from its formation through June 30, 2009, or the non-IDR surplus amount, has been distributed in respect of the special units and/or the common and subordinated units (if any are issued). During this period of time and prior to an initial public or private offering of the Partnership, the Special General Partner will receive all of the expected residual returns. Even after the non-IDR surplus amount has been distributed, certain quarterly distribution thresholds will have to be met before the Managing General Partner will begin to share in any distributions and at no time will the Managing General Partner receive the majority of the distributions. The order of distributions is as follows:

		Marginal Percentage Interest
		in Distributions
		Special General
	Total Quarterly	Partner Units;
	Distribution	Common and	Managing
	Target Amount	Subordinated Units	General Partner
Minimum Quarterly Distribution	$0.375	100%	0%

First Target Distribution	up to $0.4313	100%	0%

		Marginal Percentage Interest
		in Distributions
		Special General
	Total Quarterly	Partner Units;
	Distribution	Common and	Managing
	Target Amount	Subordinated Units	General Partner

Second Target Distribution	above $0.4313 and up to $0.4688	87%	13%

Third Target Distribution	above $0.4688 and up to $0.5625	77%	23%

Thereafter	above $0.5625	52%	48%
     In evaluating the criteria in paragraph 5c(ii) above, the Company believes the following factors indicate that substantially all of the activities of the Partnership are conducted on behalf of the Special General Partner, the partner with disproportionately few voting rights:
•	All of the Partnership’s assets were acquired from Coffeyville Resources, LLC on behalf of the Special General Partner.

•	Employees of the Special General Partner are actively involved in the operations of the Partnership.

•	The Special General Partner is obligated to absorb substantially all of the operating losses of the Partnership.

•	The Special General Partner has a call option to purchase the Managing General Partner interest in certain instances (if an IPO or private placement does not occur).

•	The Managing General Partner has the right to put its interests to the Special General Partner in certain instances (if an IPO or private placement does not occur).

•	While the operations are not substantially similar, the Partnership will utilize as its primary raw material a by-product of the Special General Partner’s parent company’s refinery.
     Based on the factors noted in section c of paragraph 5 of FIN 46R noted above, the Company believes the Partnership is a variable interest entity and, accordingly, an evaluation of the Partnership under FIN 46R is required.
     The Company then considered the guidance under paragraph 14 in determining which entity should consolidate the Partnership. Under paragraph 14, the enterprise that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both, will be the enterprise that consolidates the variable interest entity. In this case, prior to an initial public or private offering of the Partnership, it is clear from the above analysis that the Special General Partner will absorb substantially all of the Partnership’s expected losses and will receive the majority, if not substantially all, of the Partnership’s expected residual returns. The losses of the Partnership will be absorbed first by the Special General Partner up to its capital account, the fair market value of the net assets of the fertilizer business contributed to the Partnership by or on behalf of the Special General Partner. Prior to an initial public or private offering of the Partnership, the Special General Partner will receive all of the expected residual returns. Until at least June 30, 2009, the Managing General Partner will not receive any distributions. Thereafter, the first approximately $50 million will be distributed to the Special

General Partner, and the subsequent distribution splits will provide the Special General Partner with the majority of the distributions. Therefore, the Company believes the Special General Partner should be the enterprise that consolidates the Partnership.
     Although the Company does not believe that under SFAS 57, Related Party Disclosures, the Managing General Partner and Special General Partner are related parties despite the fact that they have common boards, ownership and management, the Company also considered paragraphs 16 and 17 of FIN 46R as if the Managing General Partner and Special General Partner were related parties.
     In considering which of these entities is the most closely associated with the VIE, the Company considered a number of factors. First, the Special General Partner’s parent has refinery operations that will supply the Partnership’s operations with its primary raw material, petroleum coke. In addition, the management of the Company will be actively involved in the operations of the Partnership’s operations. Also, the other factors noted above in assessing paragraph 5c(ii) would indicate that the Special General Partner is more closely associated with the Partnership. Accordingly, the Company believes that there are significant activities between the Special General Partner and the Partnership. Further, the primary exposure to losses of the VIE will be held by the Special General Partner. The Managing General Partner will not have any other significant relationship with the Partnership outside of its investment in the entity. For these reasons, the Company believes that the Special General Partner would be considered the entity that is most closely associated with the VIE. Therefore, if one were to conclude that the Managing General Partner and the Special General Partner were related parties, the same conclusion under paragraphs 16 and 17 would be reached as the conclusion under paragraph 14: the Special General Partner is the enterprise that should consolidate the Partnership.
     Based on the analysis above, the Special General Partner should consolidate the Partnership under paragraph 14 because the Special General Partner will absorb the majority of the expected losses and receive the majority of the expected residual returns of the Partnership.
Employees, page 170
20.	Please file as an exhibit the collective bargaining agreements entered into with the Metal Trades Union and the United Steelworkers of America.
Response: The Company has filed the collective bargaining agreements with the Metal Trades Union and the United Steelworkers of America as exhibits 10.46 and 10.47 in response to the Staff’s comment.
Executive Compensation, page 178
21.	Please clarify at the beginning of this section who makes the final decisions in setting the compensation of your executive officers. In this regard, we note your statement that the compensation committee “reviews and makes recommendations to the board of directors regarding [y]our overall compensation strategy and policies,” and that, for example, the executive officers’ employment agreements provide for the annual cash performance bonus to be determined “in the discretion of the board of directors of Successor.” Please clarify whether the compensation committee or the entire board or some other person or entity makes the final determination as to the compensation of the company’s executive officers.
Response: The Company has revised the disclosure on pages 178 and 179 to clarify that the board of directors makes the final decisions in setting compensation of executive officers, based upon the recommendations of the compensation committee.
22.	We note that Mr. John J. Lipinski, CVR’s chief executive officer and chairman, has been a member of Successor’s compensation committee, and will be a member of CVR’s compensation committee. These roles suggest that Mr. Lipinsky has exercised and will exercise great influence in setting the amounts and forms of compensation of the named executive officers. Please revise your disclosure to discuss the extent of Mr. Lipinsky’s influence on the board with respect to compensation determinations. In this regard, we note your statement that Mr. Lipinsky “actively provides guidance and recommendations to the committee.” It appears that Mr. Lipinsky not only makes recommendations to the compensation committee but, as a member of the compensation committee, also makes recommendations to the entire board, which then sets the amount and form of compensation for your executive officers and key employees. Please revise your disclosure accordingly.

In addition, please discuss how Mr. Lipinsky’s role as chairman and member of the compensation committee has impacted the board’s determination to change or reject decisions by the compensation committee. Further, given Mr. Lipinsky’s involvement in the board’s compensation determinations, discuss whether conflicts of interest have arisen and discuss the mechanism that have been implemented to address the conflict.
Response: The Company has added additional disclosure on page 179 which discusses the absence of conflicts of interest and the board’s determination to change or reject decisions by the compensation committee.
In addition, Mr. Lipinski has elected to no longer serve on the Company’s compensation committee. In addition, the Company has added two independent directors to the compensation committee. Accordingly, as disclosed on page 178, the compensation committee following the offering will consist of George Matelich (chairman), Kenneth Pontarelli, Wesley Clark and Mark Tomkins, none of whom is an officer of the Company. As disclosed on page 179, Mr. Lipinski will continue to provide guidance and recommendations to the compensation committee regarding compensation of the Company’s other executive officers.
23.	We note that the compensation committee considers, in making compensation determinations, compensations awarded by other publicly and privately held companies, which are similar to you in size and operations. Please discuss the weight that the committee gives to this type of information in determining the executive officers’ compensation packages. In this regard, explain the phrase that your review creates a “baseline of the salaries paid...” For example, describe in specific terms how you use the data from your review.
Response: The Company has modified the disclosure under “Base Salary” on page 180 and “Annual Bonus” on page 181 in response to the Staff’s comments.
24.	Disclose which companies that you have identified as being similar to you in size and operations and whose compensation was used as a benchmark in making the compensation determinations. See Item 402(b)(xiv) of Regulation S-K. Clarify whether these benchmarks were used only for base salary or for other elements of compensation.
Response: The Company has modified the disclosure under “Base Salary” on page 180 to disclose the specific companies whose compensation was used as a benchmark and clarify which elements of compensation the benchmarks were used for.
25.	Explain how the board weighs individual performance versus peer group practices in determining whether to make adjustments to individual base salaries. Also, explain the phrase “peer group practices” to discuss whether you are referring to groups within your company or groups in other companies in your industry. If the latter, identify those groups.
Response: The Company has modified the disclosure under “Base Salary” on page 180 in response to the Staff’s comments.
26.	Ensure that your discussion addresses the material difference in compensation policies with respect to individual officers. For example, we note differences in the officers’ salaries, bonuses, and stock awards. Mr. John J. Lipinski’s entire compensation package is significantly higher than the package of other identified officers. Please explain the elements of the officers’ performances and functions taken into account in awarding different compensation packages to the officers.
Response: The Company has modified the disclosure under “Base Salary” on page 180 and “Annual Bonus” on page 181 in response to the Staff’s comments. In addition, the Company has added substantially more disclosure about Mr. Lipinski’s role in the business on page 183.
27.	We note that phantom units were awarded to certain named officers in December of 2006 pursuant to the Phantom Unit Plan. It appears that the awarded units should have been included in a Grants of Plan-Based Awards table, as required by Item 402(d) of Regulation S-K. Please comply with Item 402(d) or explain why you are not required to provide the tabular disclosure as required by the item.
Response: The Company has included a “Grants of Plan-Based Awards” on page 187 which includes the phantom units awarded to our named executive officers in December 2006.

28.	We note a number of terms throughout this section that may have a meaning that may be internally recognized by your company but that may not be understood by the ordinary investor. These terms include “override unit” on page 165 and “phantom points” and “profit interests” in the footnotes to the Summary Compensation table. Please define these terms in the glossary section starting on page 246 and provide readers a cross reference to this glossary as needed. In addition, please briefly define in context these and other terms, as necessary. Finally, be sure that you consistently capitalize defined terms, such as “Phantom Points” (as defined on page 178), so that readers will be alerted to the fact that these terms have been assigned specific meanings by you.
Response: The Company has included a number of terms in the glossary beginning at page 280, including bonus plan, bonus points, Phantom Unit Plan I, Phantom Unit Plan II, phantom points, phantom service points, phantom performance points, common units, profits interests, override units, operating units and value units. In addition, the Company has included on page 178 a cross reference to the definitions of these terms in the glossary. Finally, throughout the executive compensation section, the Company has attempted to consistently use lower case terms, in order to be consistent with the rest of the prospectus and to comply with plain English principles.
Annual Bonus, page 181
29.	Briefly describe the industry practice being used as a basis for determining salary to bonus ratios. Also discuss why you have adopted such industry practice, as opposed to other standards.
Response: The Company has modified the disclosure under “Annual Bonus” on page 181 in response to the Staff’s comments.
30.	Please explain the terms “bonus potential” and “bonus risk,” as used in this context.
Response: The Company has modified the disclosure under “Annual Bonus” on pages 181 to explain in more detail the terms bonus potential and bonus risk.
31.	We refer you to Item 402(b)(v) of Regulation S-K. Please disclose the performance target levels for each named executive officer that must be met to award bonuses. Explain in greater detail how you assess, including the factors considered in assessing, the executive officer’s performance that is separate from the actual financial performance of the company. Also identify “individualized performance goals” and “company performance goals,” as well as “specific objectives,” that must be achieved to award bonuses to each individual. If you believe you are not required to provide disclosure with respect to any specific performance target levels or operational goals and objective, please tell us the basis for such belief. In that regard, we refer you to Instruction 4 to Item 402(b).
Response: The Company has added incremental disclosure under “Annual Bonus” on page 181 to clarify that the determination of whether target bonus amounts should be paid is not based on specific metrics, but rather a general assessment of how the business performed as compared to the business plan developed for the year. Accordingly, there are no specific performance target levels or operational goals that need to be discussed.
Equity, page 182
32.	Please file as an exhibit the Coffeyville Acquisition LLC Limited Liability Company Agreement.
Response: The Company has filed the Third Amended and Restated Coffeyville Acquisition LLC Limited Liability Company Agreement as exhibit 10.34 in response to the Staff’s comment.
33.	We note your disclosure that the compensation committee approved the issuance of phantom units to certain named executive officers and override units to Mr. Lipinski upon the filing of the registration statement. Please name the “certain named executive officers” who were issued phantom units. In addition, while we note your prior statement on page 165 that the chief executive officer does not participate in the determination of his own compensation, please expand the disclosure in this subsection to specifically state whether Mr. Lipinski participated in the determination regarding the issuance of the phantom units, override units and other equity compensation to himself.
Response: The Company has added the names of the named executive officers who received phantom units under “Equity” on page 182. In addition, the Company has added disclosure on pages 183 that Mr. Lipinski did not participate in the determination regarding the issuance of phantom units, override units and other equity compensation to himself.
34.	We note that you attribute to Mr. Lipinsky certain achievements that have resulted in increasing the value and the growth of your business. In light of the nearly $12 million total compensation package for Mr. Lipinski, please significantly expand this section to explain how Mr. Lipinski contributed to each achievement in bullet point, or cross-reference to a section of the filing where an explanation of Mr. Lipinsky’s contributions can be found.
Response: The Company has expanded the disclosure on pages 183-184 in response to the Staff’s comments.
Nitrogen Fertilizer Limited Partnership, page 185
35.	We note that a number of your officers will perform services for the partnership. We further note that you will pay “all of their compensation and benefits..., including compensation related to services for the Partnership.” Estimate, for each named executive officer, the percentage of their compensation that will represent the services provided to the partnership.
Response: The Company has expanded the disclosure under “Nitrogen Fertilizer Limited Partnership” on page 185 to estimate the percentage of compensation for each named executive officer that represents the services to be provided to the Partnership.

Transactions with Senior Management, Page 208
15.	Please state whether or not decisions concerning Mr. Lipinsky’s compensation have been approved by the compensation committee without his participation. In that regard, we note that Mr. Lipinsky is the member of the compensation committee.
Response: The Company has added additional disclosure under “Transactions with Senior Management” on page 208 in response to the Staff’s comments.
Transaction Between CVR Energy and the Partnership, Page 213
36.	Disclose why a nominal limited partnership interest has been created pursuant to the partnership agreement.
Response: The Company has added the requested disclosure on page 215 in response to the Staff’s comment.
Cash Distribution by the Partnership, page 220
37.	Please disclose when the partnership anticipates making its first distribution at the initial rate.
Response: The Company has added additional disclosure on page 220 in response to the Staff’s comment. As disclosed, the Partnership’s limited partnership agreement will require it to distribute all of its available cash to its partners. All cash distributed by the Partnership will be initially distributed to the Company, until (1) the Partnership consummates an initial offering, at which point new limited partners will receive a portion of available cash or (2) the incentive distribution rights become entitled to receive distributions. Until at least June 30, 2009 and for so long as the Partnership or its subsidiaries are guarantors on the Company’s credit facility, no distributions will be payable on the incentive distribution rights.
The Partnership does not currently have a distribution policy and has not made any statements regarding its intention to pay future distributions at any particular rate. Accordingly, the Partnership does not have a stated initial rate of distribution. The Company expects that the board of directors of the managing general partner will establish a distribution policy, in its discretion but subject to its fiduciary duties under the partnership agreement to act in good faith, in connection with any initial public or initial private offering of common LP units by the Partnership. No determination has been made to pursue any initial public or private offering by the Partnership or the timing, terms or size of any such offering.
38.	Include a detailed tabular presentation, based upon the historical information you have available, of your estimated cash available to pay distributions over each of the ensuing quarters during which you expect to pay.
Response: The Company has included additional disclosure on pages 227-229 in response to the Staff’s comment. The Company’s disclosures include unaudited pro forma financial data which show what the Partnership’s pro forma available cash would have been during 2006, together with a statement that management does not know of any demands, commitments, events or uncertainties that are reasonably likely to cause the Partnership’s available cash to decrease in a material way during 2007. In addition, the Partnership’s limited partnership agreement includes a provision that the Partnership may not consummate an initial offering unless the managing general partner believes that it will be able to pay the minimum quarterly distribution for at least two years (see added disclosure on page 217).
The Company is aware that in offerings by “master limited partnerships” or other issuers with a stated distribution policy frequently there is disclosure regarding projected future cash flows. However, the Company’s offering is not an MLP offering, and the Company believes that such additional disclosure would not be appropriate or material to investors in this offering, for the following reasons:
First, unlike MLP offerings, the Company does not anticipate paying dividends to its shareholders for the foreseeable future. The SEC literature for initial public offerings by new registrants that include “promised dividends,” as discussed in the section titled “Dividend Policy Disclosures” in Current Accounting and Disclosure Issues in the Division of Corporation Finance, December 1, 2005, should not apply to the Company, which is not promising to pay dividends to shareholders. While projected cash flow information could be material to an investor who is purchasing MLP shares because they pay dividends, here the information would not be material to an investor, because the Company does not plan on paying dividends to its shareholders.
Second, the Partnership initially will distribute all available cash to the Company. The Company has provided supplemental unaudited pro forma data for 2006 which shows what available cash would have been in 2006, and has stated that management does not know of any demands, commitments, events or uncertainties that are reasonably likely to cause the Partnership’s available cash to decrease in any material way during 2007. The Company believes that this information shows investors what they can expect the Company to receive from the Partnership following this offering. The Company will stop receiving all available cash if the Partnership consummates an initial offering, but no decision has been made as to when, if at all, the Partnership will commence an initial offering. While the Company will eventually have to share cash available for distribution with the managing general partner, assuming (i) the Partnership is released from its guaranty of the Company’s Credit Facility, (ii) adjusted operating surplus generated during the period through June 30, 2009 is distributed, (iii) that the Partnership makes quarterly distributions from operating surplus in excess of the first target distribution level and (iv) that the Company does not theretofore exercise its right to purchase the managing general partner interest, that is expected to only commence, if ever, at some point following July 1, 2009.
Third, we believe that the question of including forward-looking information about the Partnership’s cash flows should be considered in light of the Company’s overall business. In 2006, the Company had $3 billion of revenue, including $2.8 billion from its refinery and $162 million from the nitrogen fertilizer business. A typical initial public offering for an industrial company such as the Company would not include projected financial information. We do not believe that an investor looking at the overall business would find projected information for one segment—the smaller segment—of the Company’s business material to its investment decision.
39.	Clarify your disclosure to explain the relevance of the operating surplus.

Response: The Company has modified the disclosure on pages 220-223 in order to more clearly explain the relevance of operating surplus.
Financial Statements
40.	Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.
Response: The Company has updated its financial statements in accordance with Rule 3-12 of Regulation S-X.
41.	Please update your consents. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.
Response: The Company has included an updated auditor’s consent.
(1) Organization and Nature of Business and the Acquisitions. Page F-9
42.	We note your disclosure here and like disclosure throughout the filing that “CVR intends to sell the managing GP interest to an entity owned by its controlling stockholders and senior management at fair market value prior to consummation of this offering.” Please expand your disclosure, where applicable, to explain how fair market value will be determined for the sale of the managing GP interest.
Response: The Company has added disclosure on page F-9 which explains how fair market value will be determined for the sale of the managing general partner interest.
43.	We further note your disclosure that in “conjunction with CVR’s ownership of the special GP interest, it will initially own all of the economic interests in the Partnership.” Please expand your disclosure, where applicable, to explain what you mean by economic interests.
Response: The Company has deleted the term “economic” before interest throughout the Registration Statement. The revised disclosure on page F-9 and throughout the Registration Statement clarifies that the Company will initially own all of the interests in the Partnership (other than the managing general partner interest and associated incentive distribution rights).
(5) Members Equity, page F-20
44.	We note that you issued shares to an executive management member on December 28, 2006 that “contain put rights held by the executive and call rights held by Successor’s subsidiaries exercisable at fair market value in the event the executive becomes inactive.” Please expand your disclosure to explain how you account for the put and call rights attached to the shares issued.
Response: The Company has expanded its disclosure on page F-27 to explain how it is accounting for the put and call rights attached to the shares issued.

(9) Deferred Financing Costs, page F-28
45.	We note that you amended and restated your credit agreement with a consortium of banks in December 2006 and that you believe this amendment is within the scope of EITF’s 96-19 and 98-14. Please expand your disclosure to explain why you believe you meet the criteria outlined by this referenced guidance.
Response: The Company has expanded the disclosure in footnote 9 of the notes to the financial statements on pages F-28 and F-29 to explain why the Company meets the criteria of EITF 96-19 and EITF 98-14.

* * * * * * * * *

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735 or Stuart Gelfond at (212) 859-8272.
Sincerely,
Michael A. Levitt

cc:	Carmen Moncada-Terry (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
Jennifer Goeken (Securities and Exchange Commission)
John J. Lipinski (CVR Energy, Inc.)
James T. Rens (CVR Energy, Inc.)
Susan M. Ball (CVR Energy, Inc.)
Edmund S. Gross (CVR Energy, Inc.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Kevin Kaufman (KPMG LLP)